SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 12, 2008
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Notice of Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 12, 2008	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

World Trade Center Suite 654–999 Canada Place Vancouver . British Columbia . Canada V6C 3E1	Tel: 604.688.5755 Fax: 604.682.2060 www. ivanhoemines.com
February 26, 2008

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Securities Registry, Government of Nunavut
Nova Scotia Securities Commission
Commission des valeurs mobilières du Québec
Registrar of Securities, P.E.I.
Saskatchewan Securities Commission
Registrar of Securities, Government of the Yukon Territory
Securities Registry, Government of the Northwest Territories
Securities Division, Department of Justice, Newfoundland

The Toronto Stock Exchange
The New York Stock Exchange
NASDAQ Stock Exchange
Dear Madam/Sir:
In compliance with National Instrument 54-101, the following is an advance notification of meeting for:

ISSUER:	Ivanhoe Mines Ltd.

MEETING DATE:	May 9, 2008

RECORD DATE FOR NOTICE:	March 24, 2008

RECORD DATE FOR VOTING:	March 24, 2008

BENEFICIAL OWNERSHIP DETERMINATION:	March 24, 2008

SECURITY DESCRIPTION:	Common Shares, 46579N 103

MEETING TYPE:	Annual General Meeting

PLACE OF MEETING:	Vancouver, British Columbia

Yours truly,
IVANHOE MINES LTD.

“Beverly A. Bartlett”

Vice President and Corporate Secretary